SECURITII 08027343 SSION

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SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

SEC FILE NUMBER
8-17230

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 East 53rd Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chillemi — (631) 270-1607
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane Chillemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Ladenburg Thalmann & Co. Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I further affirm that these financial statements are being made available to all members or allied Members of the New York Stock Exchange, Inc.

Signature

Chief Financial Officer
Title

JESSICA de la REZA
Comm# DD0735332
Expires 11/18/2011
Florida Notary Assn., Inc

Signature

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES
(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Ladenburg Thalmann & Co. Inc.

We have audited the accompanying consolidated statement of financial condition of Ladenburg Thalmann & Co. Inc. and subsidiaries (the "Company"), a wholly owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Ladenburg Thalmann & Co. Inc. and subsidiaries as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2008

LADENBURG THALMANN & CO. INC. AND SUBSIDIARIES

Consolidated Statement of Financial Conditions (dollars in thousands)
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 2,784
Securities owned, at market value	2,997
Due from clearing broker	34,562
Due from other broker dealers	12,330
Accounts receivable, net	993
Due from affiliates	1,894
Exchange memberships owned, at acquisition cost (market value $436)	120
Furniture, equipment and leasehold improvements, net	602
Intangible assets, net of accumulated amortization of $96	644
Other assets	1,356
	$ 58,282
LIABILITIES	
Securities sold, but not yet purchased, at market value	$ 946
Accrued compensation	6,681
Accrued expenses and other liabilities	2,503
Deferred rent	1,531
	11,661
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 10,000,000 shares authorized; 5,600,000 shares issued and outstanding	56
Capital in excess of par value	83,697
Accumulated deficit	(37,132)
	46,621
	$ 58,282

1. Description of Business

Ladenburg Thalmann & Co. Inc. (the "Company") is a full service broker-dealer that has been a member of the New York Stock Exchange ("NYSE") since 1879. The Company clears its customers' transactions through a correspondent clearing broker on a fully disclosed basis. Broker-dealer activities include principal and agency trading, investment banking and asset management. The Company provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), Commodities Futures Trading Commission ("CFTC"), Municipal Securities Rulemaking Board ("MSRB") and National Futures Association ("NFA").

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), a publicly traded company whose stock trades on the American Stock Exchange under the symbol LTS.

The accompanying consolidated statement of financial condition includes the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions have been eliminated upon consolidation. The Company's subsidiaries primarily provide asset management services.

2. Summary of Significant Accounting Policies

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

Securities owned and securities sold, but not yet purchased, which are traded on a national securities exchange or over-the-counter are valued at the last reported sales prices of the year. Futures contracts are also valued at their last reported sales price. Securities owned, which have exercise or holding period restrictions, are valued at fair value as determined by the Company's management. Securities that contain resale restrictions are stated at a discount to the value of readily marketable securities. Stock warrants are carried at a discount to fair value as determined by using the Black-Scholes Option Pricing model due to illiquidity.

Exchange memberships owned are recorded at cost, or if an other than temporary impairment in value has occurred, it is valued at a value that reflects management's estimate of the impairment.

Furniture and fixtures are carried at cost net of accumulated depreciation and amortization.

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" requires that a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. For operating leases, a liability for costs that will continue to be incurred under the lease for its remaining term without economic benefit to the entity shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the lease (the "cease-use date"). The fair value of the liability at the "cease-use date" shall be determined based on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained for the property (see Note 7[A]).

Notes to Consolidated Statement of Financial Condition (dollars in thousands)

2. Summary of Significant Accounting Policies (continued)

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" ("FIN 48"). This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the statement of financial condition by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As required by FIN 48, the Company applied the "more-likely-than-not" recognition threshold to all tax positions, commencing at the adoption date, which resulted in no unrecognized tax benefits as of such date or December 31, 2007. Accordingly, the adoption of FIN 48 had no effect on the Company's 2007 statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies that fair value should be based on assumptions that market participants would use when pricing an asset or liability and establishes a fair value hierarchy of three levels that prioritizes the information used to develop those assumptions. The provisions of SFAS No. 157 will become effective for the Company beginning January 1, 2008. Generally, the provisions of this statement are to be applied prospectively. Certain situations, however, require retrospective application as of the beginning of the year of adoption through the recognition of a cumulative effect adjustment to the opening balance of retained earnings. Such retrospective application is required for positions in a financial instrument that trades in a certain market held by a broker-dealer that was measured at a fair value using a blockage factor which is no longer permitted upon application of this statement.

The Company will adopt SFAS No. 157 in the first quarter of 2008. Management expects that the adoption of SFAS No. 157 will not have a material effect on the Company's statement of financial condition since substantially all of its investments are marketable and have therefore been valued based upon quoted market prices in active markets.

3. Securities Owned and Securities Sold, But Not Yet Purchased

The components of securities owned and securities sold, but not yet purchased as of December 31, 2007 are as follows:

	Securities Owned	Securities Sold, but not yet Purchased
Common stock and warrants	$ 2,997	$ 946

Substantially all of the securities owned are deposited with the Company's primary clearing broker and, pursuant to the agreement, the securities may be sold or hypothecated by the clearing broker.

4. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the Commodity Futures Trading Commission's Regulation 1.17, which require the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by these rules. At December 31, 2007, the Company had net capital of approximately $26,659, which exceeded its minimum capital requirement, as defined by the CFTC's Regulation 1.17, of $500, by $26,159.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis.

Notes to Consolidated Statement of Financial Condition (dollars in thousands)

5. Furniture, Equipment and Leasehold Improvements

Components of furniture, equipment and leasehold improvements included in the consolidated statement of financial condition at December 31, 2007 were as follows:

Computer equipment	$ 1,199
Furniture and fixtures	633
Other	1,586
Total cost	3,418
Less accumulated depreciation and amortization	(2,816)
	$ 602

6. Intangibles

On September 11, 2006, the Company acquired substantially all of the securities brokerage accounts and registered representatives and employees of BroadWall Capital LLC ("BroadWall"). In connection with this acquisition, LTS issued to BroadWall ten-year warrants to purchase 1,500,000 shares of the Company's common stock at an exercise price of $0.94 per share. The warrants became exercisable as to 150,000 shares immediately upon grant and became, or will become, exercisable as to 337,500 shares on each of September 11, 2007, 2008, 2009 and 2010 contingent upon the continued employment of two former employees of BroadWall, both of whom have entered into two-year employment agreements with the Company. Such individuals had a 40% ownership interest in BroadWall. Accordingly, 825,000 of the warrants that vest over the two-year term of the employment agreements valued at $698 were accounted for as consideration for the acquisition. The value of the warrants and legal costs related to the acquisition, which together aggregate $740, has been recorded as acquired customer accounts, an intangible asset which is being amortized to expense over an estimated life of 10 years. The remaining warrants, which were valued at $571, representing contingent consideration, will be recorded as additional purchase price and increase the carrying value of the acquired customer accounts if and when the Company renews the employees' employment contracts.

Notes to Consolidated Statement of Financial Condition (dollars in thousands)

7. Commitments and Contingencies

[A] Operating leases:

The Company is obligated under several noncancelable lease agreements for office space, expiring in various years through June 2015. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is a subleasor to third parties for a portion of its office space as described below. The subleases expire at various periods through 2015. Minimum lease payments, net of lease abatement and exclusive of escalation charges, and sublease rentals are as follows:

Year Ending December 31,	Lease Commitments	Sublease Rentals	Net
2008	$ 4,775	$ 4,695	$ 80
2009	4,773	4,695	78
2010	4,784	4,017	767
2011	4,813	3,340	1,473
2012	4,363	3,340	1,023
Thereafter	10,883	7,954	2,929
	$ 34,391	$ 28,041	$ 6,350

In September 2004, the Company subleased one of the floors it occupied in its former New York City office for the remaining term of its lease. In December 2005, the Company entered into an agreement to sublet the remaining occupied floor of its former New York City office, through the end of its lease period. In accordance with SFAS 146, a liability was recorded for the fair value of the Company's obligation with respect to the lease of both floors. In November 2007, the Company entered into an agreement with the landlord to amend the lease and surrender a third floor which had been subleased by the Company. In consideration therefore, the landlord gave up an option to require the Company to occupy additional space and agreed to an annual rent abatement of approximately $79 through June 2015, the expiration of the lease term, with respect to the remaining leased floors. As a result thereof, in 2007, the liability with respect to the lease obligation, which amounted to $589 at December 31, 2006, was reduced by $439 with a corresponding increase to stockholder's equity. As of December 31, 2007, after reduction for rent paid under the lease ($3,256), net of sublease income ($3,039) received during the year, a prepaid asset balance of $57 resulted which is included in other assets. Such balance results from the payment in a prior year of certain costs incurred in connection with the sublease.

Deferred rent of approximately $1,531 at December 31, 2007 represents the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives) and rent payable on a cash basis.

Notes to Consolidated Statement of Financial Condition (dollars in thousands)

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

[B] Litigation:

In May 2003, a suit was filed in the U.S. District Court for the Southern District of New York by Sedona Corporation against the Company, former employees of the Company and a number of other firms and individuals. The plaintiff alleges, among other things, that certain defendants (not the Company) purchased convertible securities from plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. The Company acted as placement agent and not as principal in those transactions. Plaintiff has alleged that the Company and the other defendants violated federal securities laws and various state laws. The plaintiff seeks compensatory damages from the defendants of at least $660,000 and punitive damages of $2,000,000. In August 2005, the Company's motion to dismiss was granted in part and denied in part; in July 2006, the Company's motion to reconsider portions of that decision was denied. A motion to dismiss certain of the claims as re-pleaded by plaintiff is currently pending. The Company believes the plaintiff's claims in this action are without merit and intends to vigorously defend against them.

In July 2004, a suit was filed in the U.S. District Court for the Eastern District of Arkansas by Pet Quarters, Inc. against the Company, a former employee of the Company and a number of other firms and individuals. The plaintiff alleges, among other things, that certain defendants (not the Company) purchased convertible securities from the plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. The Company acted as placement agent and not as principal in those transactions. Plaintiff has alleged that the Company and the other defendants violated federal securities laws and various state laws. The plaintiff seeks compensatory damages from the defendants of at least $400,000. In April 2006, the Company's motion to dismiss was granted in part and denied in part. On April 9, 2007, the court issued an order staying this action pending the final outcome of an arbitration involving parties other than the Company. The Company believes that the plaintiff's claims are without merit and intends to vigorously defend against them.

In December 2005, a suit was filed in New York State Supreme Court, New York County, by Digital Broadcast Corp. against the Company, a Company employee and another individual. The plaintiff alleges, among other things, that in connection with plaintiff's retention of the Company to assist it in its efforts to obtain financing through a private placement of its securities, the Company committed fraud and breach of fiduciary duty, breach of contract, and breach of the implied covenant of good faith and fair dealing. The plaintiff seeks compensatory damages in excess of $100,000. In November 2006, the Company's motion to dismiss was granted in part and denied in part; a motion to reconsider portions of that decision is currently pending. The Company believes that the plaintiff's claims are without merit and intends to vigorously defend against them.

In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided a liability. Such liability amounted to approximately $538 at December 31, 2007 (included in accrued expenses and other liabilities). With respect to other pending matters, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Notes to Consolidated Statement of Financial Condition (dollars in thousands)

7. Commitments and Contingencies (continued)

[C] Deferred underwriting compensation:

The Company is entitled to receive deferred investment banking and underwriting fees from certain clients whose initial public offerings the Company managed or participated in. These clients are Specified Purpose Acquisition Companies ("SPACs") and the payment of deferred fees is contingent upon the SPACs consummating business combinations. Such fees and their related expenses are not reflected in the Company's results of operations until the underlying business combinations have been completed and the fees have been irrevocably earned. Generally, these fees may be received within twenty-four months from the respective date of the offering, or not received at all if no business combination transaction is consummated. As of December 31, 2007, the Company had unrecorded potential deferred fees of $39,500, which, net of expenses, amounted to approximately $23,500.

8. Income Taxes

The Company files consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2007, the Company had deferred tax assets of approximately $5,000 which are primarily attributable to net operating loss carryforwards and accruals which are not currently deductible. A valuation allowance has been established to offset such amount, based on the uncertainty that the tax benefits will be realized.

At December 31, 2007, the Company and its subsidiaries' share of the consolidated net operating loss carryforwards, which expire in various years from 2015 through 2026, was approximately $6,200.

The Company's tax years 2004 through 2007 remain open to examination for most taxing authorities.

9. Off-Balance-Sheet Risk and Concentrations of Credit Risk

The Company's transactions are cleared by another broker-dealer in securities pursuant to a clearance agreement. Although the Company primarily clears its transactions through other brokers and dealers in securities, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk. These financial instruments consist of financial futures contracts, written equity index option contracts and securities sold, but not yet purchased.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2007 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

Notes to Consolidated Statement of Financial Condition (dollars in thousands)

9. Off-Balance-Sheet Risk and Concentrations of Credit Risk (continued)

At December 31, 2007, the amount due from clearing broker reflected in the consolidated statement of financial condition is due from one clearing broker, a large financial institution. The Company is subject to credit risk should this broker be unable to fulfill its obligations.

10. Employee Incentive Plans

The Company is a participant in LTS's Amended and Restated 1999 Performance Equity Plan (the "Option Plan") that provides for the granting of stock options in LTS's common stock to certain directors, employees and consultants, at its discretion.

The Option Plan provides for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The Option Plan is administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the Option Plan may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through May 27, 2009 and may only be exercised within ten years of the date of grant (or five years in the case of an incentive stock option granted to an optionee ("10% Shareholder") who at the time of the grant possesses more than 10% of the total combined voting power of all classes of stock of LTS). The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock. As of December 31, 2007, LTS had 8,553,050 options available to grant under the Option plan.

Stock option activity related to options granted by LTS to the Company's employees under the Option Plan and related information for the year ended December 31, 2007 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	6,558,311	$ 0.97		
Granted during 2007	1,005,000	2.41		
Forfeited or expired during 2007	(1,322,918)	1.28		
Exercised during 2007	(1,374,477)	0.77		
Outstanding at December 31, 2007	4,865,916	1.24	7.19	$ 4,827
Vested or expected to vest	4,270,241	1.22	6.98	4,347
Options exercisable, December 31, 2007	2,569,594	1.09	5.86	2,977

Notes to Consolidated Statement of Financial Condition (dollars in thousands)

10. Employee Incentive Plans (continued)

Commencing in 2004, LTS granted stock options to certain recruited employees of the Company in conjunction with their employment agreements, which are outside of the Option Plan. In September 2006, the Company acquired substantially all of the securities brokerage accounts and registered representatives and employees of Broadwall Capital LLC ("Broadwall"). In connection with the transaction, LTS granted to various of these individuals options outside of the Option Plan to purchase an aggregate of 1,500,000 shares of LTS common stock at an exercise price of $1.05 per share. The options vested as to 10% of the shares immediately and vested as to 22.5% of the shares on September 5, 2007 and will vest as to 22.5% of the shares on each of September 5, 2008, 2009 and 2010. A summary of the status of these options granted outside the Option Plan at December 31, 2007, and changes during the year then ended are presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	8,500,000	$ 0.63		
Forfeited or expired during 2007	(3,749,999)	0.52		
Exercised during 2007	(1,125,001)	0.58		
Outstanding at December 31, 2007	3,625,000	0.76	7.88	$ 4,942
Vested or expected to vest	1,434,076	0.83	8.07	1,855
Options exercisable, December 31, 2007	487,501	1.05	8.70	522

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2007, 183,308 shares of LTS common stock were issued to employees under the Plan, at prices ranging from $1.86 to $2.54 per share, for an aggregate purchase price of approximately $407.

11. Subsequent Event

In January and February 2008, the Company paid dividends of $15,000 to LTS.

Notes to Consolidated Statement of Financial Condition (dollars in thousands)

12. Reconciliation of Assets and Liabilities to Form X-17A-5

The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Reclassifications	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 1,381	$ 1,403		$ 2,784
Securities owned	2,967		$ 30	2,997
Not readily marketable securities	68		(68)	0
Due from clearing broker	34,562			34,562
Due from other broker dealers			12,330	12,330
Accounts receivable, net			993	993
Due from affiliates	3,156	94	(1,356)	1,894
Exchange memberships owned	120			120
Furniture, equipment and leasehold improvements, net	602			602
Intangible assets, net			644	644
Other assets	15,554	56	(14,254)	1,356
	$ 58,410	$ 1,553	$ (1,681)	$ 58,282
LIABILITIES				
Securities sold, but not yet purchased	$ 946			$ 946
Accrued compensation		$ 90	$ 6,591	6,681
Accrued expenses and other liabilities	10,585	210	(8,292)	2,503
Deferred rent			1,531	1,531
	11,531	300	(170)	11,661
STOCKHOLDER'S EQUITY				
Common stock	56			56
Capital in excess of par value	83,697	1,520	(1,520)	83,697
Accumulated deficit	(36,874)	(267)	9	(37,132)
	46,879	1,253	(1,511)	46,621
	$ 58,410	$ 1,553	$ (1,681)	$ 58,282

END